Exhibit(d)(5)
Form of
57TH STREET GENERAL ACQUISITION CORP.

CERTIFICATE OF DESIGNATION
Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

SERIES A VOTING PREFERRED STOCK
(Par Value $0.0001 Per Share)
     57th Street General Acquisition Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies that, pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board of Directors”) by the Second Amended and Restated Certificate of Incorporation of the Corporation (as so amended and as further amended from time to time in accordance with its terms, this Certificate of Designation and the General Corporation Law, the “Certificate of Incorporation”) which authorizes the issuance, by the Corporation, in one or more series of up to 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), and in accordance with the provisions of Section 151 of the General Corporation Law, the Board of Directors [on] [by unanimous written consent dated] [•] [•], 2011 duly adopted the following resolution:
     RESOLVED, that, pursuant to the authority expressly granted to and vested in the Board of Directors by the provisions of Article Fourth of the Certificate of Incorporation of the Corporation and in accordance with the provisions of Section 151 of the General Corporation Law, the Board of Directors hereby creates and provides for the issuance of a series of Preferred Stock, herein designated as the Series A Voting Preferred Stock, which shall consist initially of 915,000 shares of Preferred Stock (subject to increase or decrease as described herein in accordance with Section 151(g) of the General Corporation Law), and the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of such series (in addition to the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation that are applicable to Preferred Stock of all series) are hereby fixed as follows:

1. General.
     (a) The shares of such series shall be designated the Series A Voting Preferred Stock (hereinafter referred to as the “Series A Voting Preferred Stock”).
     (b) Each share of Series A Voting Preferred Stock shall be identical in all respects with the other shares of Series A Voting Preferred Stock.
     (c) The number of shares of Series A Voting Preferred Stock shall initially be 915,000, which number may from time to time be increased (but not above the total number of authorized shares of Preferred Stock and subject to Section 6(b)) or decreased (but not below the number of shares of Series A Voting Preferred Stock then outstanding or issuable, pursuant to the terms of that certain Business Combination Agreement by and among the Corporation, 57th Street Merger Sub LLC, Crumbs Holdings LLC, a Delaware limited liability company (“Crumbs”), the members of Crumbs set forth on the signature pages thereto, and the representatives of Crumbs and the members of Crumbs, dated as of January 9, 2011 as amended on February 18, 2011, March 17, 2011 and on April 7, 2011 (as amended from time to time in accordance with its terms, the “Business Combination Agreement”) or otherwise (whether such obligation is absolute or contingent)) by resolution of the Board of Directors.
     (d) The Corporation shall be required to issue fractions of a share of the Series A Voting Preferred Stock and shall not (i) arrange for the disposition of fractional interests, (ii) pay in cash the fair value of fractions of a share or (iii) issue scrip or warrants therefor, in each case so long as the Series A Voting Preferred Stock remains outstanding fractional shares of Series A Voting Preferred Stock shall be issued, provided, however, that the Corporation shall not be required to issue fractional shares of Series A Voting Preferred Stock in increments less than one-tenth of a share (subject to equitable adjustment to the extent the Preferred Stock Voting Multiple is equitably adjusted), and any amount less than one-tenth of a share (subject to equitable adjustment to the extent the Preferred Stock Voting Multiple is equitably adjusted) of Series A Voting Preferred Stock shall result in the Corporation paying to the holder in cash the fair value of such share, such fair value to be determined in good faith by the of the Board of Directors.
     (e) In any case where any dividend payment date or redemption date shall not be a Business Day, then (notwithstanding any other provision of this Certificate of Designation) payment of dividends or redemption price need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the dividend payment date or redemption date, provided, however, that in such circumstance no interest shall accrue on such amount of dividends or redemption price for the period from and after such dividend payment date or redemption date, as the case may be. For the purposes of the this Certificate of Designation, “Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

2. Dividends and Distributions.
     Except as expressly provided in Section 3 and Section 7 below, the holders of Series A Voting Preferred Stock shall not be entitled to receive any dividends or distributions in respect of any shares of Series A Voting Preferred Stock held by them.
3.	Liquidation.
     (a) In the event of a liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary (a “Liquidation”), after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of Series A Voting Preferred Stock shall be entitled to receive, in respect of any shares of Series A Voting Preferred Stock held by them, out of assets of the Corporation available for distribution to stockholders of the Corporation, and subject to the rights of any stock of the Corporation ranking senior to or on parity with the Series A Voting Preferred Stock in respect of a Liquidation and before any amount shall be distributed among the holders of common stock of the Corporation, par value $0.0001 per share (the “Common Stock”), or any other shares ranking junior to the Series A Voting Preferred Stock in respect of a Liquidation, a liquidating distribution in the amount of $0.0001 per share, and no more (the “Liquidation Payment”). If, upon a Liquidation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the then outstanding shares of Series A Voting Preferred Stock and the holders of any shares of capital stock ranking on a parity with the Series A Preferred Stock with respect to any distribution of assets upon Liquidation are insufficient to pay in full all such preferential amounts payable with respect to Series A Voting Preferred Stock and any other stock ranking as to any such distribution on parity with the Series A Voting Preferred Stock, the holders of Series A Voting Preferred Stock and such other stock shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled.
     (b) The Corporation shall provide the holders of Series A Voting Preferred Stock appearing on the stock books of the Corporation as of the date of such notice at the address of said holder shown therein with written notice of (i) any voluntary Liquidation promptly after such Liquidation has been approved by the Board of Directors and at least 30 days prior to the effective date of such Liquidation and (ii) any involuntary Liquidation promptly upon the Corporation becoming aware of any threatened or instituted proceeding in respect thereof. Such notice shall state a distribution or payment date, the amount of the Liquidation Payment and the place where the Liquidation Payment shall be distributable or payable.
     (c) For the purposes of this Section 3, neither the voluntary sale, lease, conveyance, exchange or transfer of all or substantially all the property or assets of the Corporation (whether for cash, shares of stock, securities or other consideration), nor the consolidation or merger of the Corporation with one or more other entities, shall be deemed to be a Liquidation of the Corporation, unless such voluntary sale, lease, conveyance, exchange, merger, consolidation or transfer shall be in connection with a plan of liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation.

     (d) After the payment in cash to the holders of shares of the Series A Voting Preferred Stock of the full amount of the Liquidation Payment with respect to outstanding shares of Series A Voting Preferred Stock, the holders of outstanding shares of Series A Voting Preferred Stock shall have no right or claim, based on their ownership of shares of Series A Voting Preferred Stock, to the remaining assets of the Corporation, if any.
     4. Reacquired Shares; Redemption; Exchange
     (a) If shares of Series A Voting Preferred Stock are purchased, redeemed or otherwise acquired by the Corporation in any manner whatsoever, then the Series A Voting Preferred Stock so acquired shall, to the fullest extent permitted by law, be retired and canceled upon the purchase, redemption or acquisition thereof and shall not be reissued as shares of Series A Voting Preferred Stock. For the avoidance of doubt, this provision shall not be applicable to shares held in escrow by Continental Stock Transfer & Trust Company or any successor escrow agent, as “Escrow Agent”, pursuant to the Escrow Agreement, dated as of [•][•], 2011, by and among the Corporation, Crumbs, Jason Bauer, in his individual capacity as a member of Crumbs, Mia Bauer, Victor Bauer, John D. Ireland, EHL Holdings LLC, Jason Bauer, in his capacity as member representative, Edwin Lewis, in his capacity as member representative, and the Escrow Agent (as amended from time to time in accordance with its terms, the “Escrow Agreement”), unless required to be returned (and until such shares are returned) to the Corporation in accordance with Section 1.6 of the Business Combination Agreement or Section [4] of the Escrow Agreement.
     (b) Such shares shall, upon their retirement and cancellation, and upon the taking of any action required by applicable law, revert to authorized but unissued shares of Preferred Stock undesignated as to series and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth in the Certificate of Incorporation and applicable law.
     (c) One Class B Exchangeable Unit (a “Class B Exchangeable Unit”) of Crumbs may, at any time or from time to time, be exchanged by the holder thereof for one share of Common Stock, in accordance with that certain Exchange and Support Agreement, dated [•][•], 2011 (as amended from time to time in accordance with its terms, the “Exchange and Support Agreement”), by and among, the Corporation, Crumbs and the members of Crumbs holding Class B Exchangeable Units, and the Third Amended and Restated Limited Liability Company Agreement of Crumbs (as amended from time to time in accordance with its terms, the “Crumbs LLC Agreement”), subject to adjustment as provided for therein. Upon the exchange of any Class B Exchangeable Units by the holder thereof for shares of Common Stock pursuant to the Exchange and Support Agreement, a number of shares of Series A Voting Preferred Stock equal to the quotient of (i) one over (ii) the Preferred Stock Voting Multiple (as defined below) held by such holder for every one share of Common Stock issued to the holder upon such exchange shall thereupon be automatically redeemed by the Corporation at the redemption price of $0.0001 per share, without any action nor consent of or by the holder of Series A Voting Preferred Stock subject to the availability of lawful funds therefor, provided, however, the availability of funds, or lack thereof, shall not effect the exchange referenced in this clause (c).

The Corporation shall comply with the Exchange and Support Agreement in all material respects.
     (d) The Series A Voting Preferred Stock shall not be redeemable except as set forth in Section 4(c) above.
     (e) The Series A Voting Preferred Stock shall not be convertible into or exchangeable for any other class or series of capital stock, or any other securities, of the Corporation.
5. Reservation of Stock.
     (a) Reservation and Authorization of Common Stock and Series A Voting Preferred Stock. So long as any Class B Exchangeable Units and shares of Series A Voting Preferred Stock remain outstanding or are issuable (whether such obligation is absolute or contingent) pursuant to this, the Business Combination Agreement and/or the Crumbs LLC Agreement, the Corporation shall at all times reserve and keep available, from its authorized and unissued capital stock solely for issuance and delivery upon the exchange of the Class B Exchangeable Units or its other obligations to issue and deliver shares and/or units pursuant to the Business Combination Agreement, the Exchange and Support Agreement, the Crumbs LLC Agreement and/or this Certificate of Designation and free of preemptive rights, such number of shares of Common Stock, Series A Voting Preferred Stock and other securities, cash or property as from time to time shall be issuable upon the exchange in full of all Class B Exchangeable Units outstanding or issuable (whether such obligation is absolute or contingent) pursuant to the Exchange and Support Agreement, Business Combination Agreement and/or the Crumbs LLC Agreement as and when required and to otherwise to perform its obligations hereunder and under the Business Combination Agreement, the Exchange and Support Agreement and the Crumbs LLC Agreement. The Corporation shall, from time to time, take all steps necessary to increase the authorized number of shares of its Common Stock and or Series A Voting Preferred Stock if, at any time, the authorized number of shares of Common Stock or Series A Voting Preferred Stock remaining unissued would otherwise be insufficient to allow delivery of all the shares of Common Stock or Series A Voting Preferred Stock then deliverable upon the exchange in full of all outstanding Class B Exchangeable Units and shares of Series A Voting Preferred Stock outstanding or issuable (whether such obligation is absolute or contingent) hereunder or pursuant to the Business Combination Agreement, the Exchange and Support Agreement and/or the Crumbs LLC Agreement.
6. Voting.
     (a) General. Except as otherwise required by the General Corporation Law or this Certificate of Designation, holders of Series A Voting Preferred Stock shall be entitled to vote on all matters submitted to a vote of the stockholders of the Corporation, voting together with the holders of Common Stock as a single class. In any such vote in which holders of Series A Voting Preferred shall vote together with the holders of Common Stock as a single class, each holder of record of Series A Voting Preferred Stock shall be entitled to cast ten (10) votes for each share of Series A Voting Preferred Stock held by such holder on the record date for determining the stockholders of the Corporation entitled to vote, subject to adjustment pursuant to Section 7 of this Certificate of Designation (the “Preferred Stock Voting Multiple”). Unless otherwise provided by any applicable provision of law, at each meeting of holders of Series A Voting Preferred Stock, at which such holders are voting separately and exclusively as a series, each holder of record of shares of Series A Voting Preferred Stock entitled to vote shall be entitled to vote in person or by proxy, and each such holder shall be entitled to cast a number of votes equal to the Preferred Stock Voting Multiple for each share of Series A Voting Preferred Stock held by such holder on the record date for determining the stockholders of the Corporation entitled to vote, if a quorum is present, except as provided in Section 6(c) with respect to the vote required to elect Series A Directors, a majority of the voting power of the shares of Series A Voting Preferred Stock present in person or represented by proxy and entitled to vote thereon shall be the vote of the holders of Series A Voting Preferred Stock with respect to any item of business. Except as set forth in Section 6 or otherwise provided by the General Corporation Law, the holders of Series A Voting Preferred Stock shall have no special voting rights and their consent shall not be required for taking any corporate action.
     (b) Protective Provisions. In addition to any vote required by the Certificate of Incorporation or by applicable law, for so long as any of the shares of Series A Voting Preferred Stock shall remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least two thirds of the then outstanding shares of Series A Voting Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be), separately and exclusively as a series, to:
     (i) adopt any alteration, amendment or repeal of any provision of the Certificate of Incorporation (including any such alteration, amendment or repeal effected by any merger or consolidation) that effects a division, subdivision, consolidation or combination of shares of Common Stock or increases the per share voting power of the Common Stock, unless such alteration, amendment or repeal also proportionately divides, subdivides, consolidates or combines shares of Series A Voting Preferred Stock on the same basis and does not alter or change the voting preferences or power of the Series A Voting Preferred Stock relative to the Common Stock so as to affect the holders of Series A Voting Preferred Stock adversely;
     (ii) declare any dividend or distribution on the Common Stock (other than in connection with a Liquidation) in shares of Common Stock, Preferred Stock or securities convertible, exercisable, or exchangeable for Common Stock or Preferred Stock, unless a proportionate dividend or distribution of shares of Series A Voting Preferred Stock is also declared on the Series A Voting Preferred Stock such that the voting preferences and powers of the Series A Voting Preferred Stock relative to the Common Stock are not adversely affected;
     (iii) except in connection with a division or subdivision pursuant to clause (i) above, divide or subdivide (by stock split, stock dividend or other distribution, reclassification, recapitalization or otherwise) the Series A Voting Preferred Stock into a greater number of shares or combine or consolidate (by reverse stock split, reclassification, recapitalization or otherwise) the Series A Voting Preferred Stock;

     (iv) list any shares of its capital stock on a securities exchange or trading market whose listing rules would require an alteration or change to the voting power of the Series A Voting Preferred Stock or prevent the issuance of the Contingency Consideration (as defined in the Business Combination Agreement) or the Common Stock issuable upon the exercise of the exchange rights related thereto; or
     (v) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Voting Preferred Stock.
In the event the Corporation shall propose to take any action enumerated in this Section 6(b) above then, and in each such case, the Corporation shall cause to be filed with the transfer agent(s) for the Series A Voting Preferred Stock and shall give notice of such proposed action to each holder of record of the shares of Series A Voting Preferred Stock appearing on the stock books of the Corporation as of the date of such notice at the address of said holder shown therein. Such notice shall specify, inter alia (v) the effective date of such adoption of any alteration, amendment or repeal of any provision of the Certificate of Incorporation; (w) the date on which a record is to be taken for the purposes of such dividend or distribution; (x) the date on which division or subdivision is to take place; and/or (y) the date on which shares of capital stock are to be listed on a securities exchange or trading market, as applicable and (z) the other material terms of such action. Such notice shall be given at least 20 Business Days prior to the applicable date or effective date specified above. If at any time the Corporation shall cancel any of the proposed transactions for which notice has been given under this Section 6(b) prior to the consummation thereof, the Corporation shall give prompt notice of such cancellation to each holder of record of the shares of Series A Voting Preferred Stock appearing on the stock books of the Corporation as of the date of such notice at the address of said holder shown therein.
     (c) Board of Directors. (i) During the Earnout Period (as such term is defined in the Business Combination Agreement), the holders of record of the shares of Series A Preferred Voting Stock, exclusively and as a separate series, shall be entitled to elect a majority of the directors of the Corporation (the “Series A Directors”). Except as otherwise provided in this Section 6(c), each Series A Director shall be elected by a plurality of the votes of the shares of the Series A Voting Preferred Stock represented in person or by proxy at any meeting of holders of Series A Voting Preferred Stock called therefor and entitled to vote on the election of Series A Directors. The nomination of persons for election as Series A Directors to the Board of Directors may be made solely by (A) a holder or holders of Series A Voting Preferred Stock acting by written consent in lieu of a meeting, or (B) with respect to election at an annual or special meeting of holders of Series A Voting Preferred Stock at which directors are to be elected (1) by or at the direction of the Series A Directors or (2) by a holder of Series A Preferred Voting Stock that is a stockholder of record on the date of its giving of the notice of such nomination and on the record date for the determination of stockholders entitled to notice of and to vote at such annual or special meeting. Unless otherwise provided in this Certificate of Designation, each Series A Director (whenever elected) shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.
     (ii) To the extent the size of the Board of Directors of the Corporation is increased, the requisite number of Series A Directors shall automatically be increased such that Series A

Directors constitute a majority of the Board of Directors of the Corporation. For the avoidance of doubt, at least [two (2)] of the Series A Directors will not have to meet the director independence requirements set forth in the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”), the listing rules of any securities exchange or trading market applicable to the Corporation or any similar requirements.
     (iii) Any Series A Director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the outstanding shares of Series A Voting Preferred Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.
     (iv) At any meeting held for the purpose of electing directors at which the holders of the Series A Voting Preferred Stock shall have the right to elect Series A Directors as provided herein, the presence in person or by proxy of the holders of a majority of the then outstanding shares of Series A Voting Preferred Stock shall be required and be sufficient to constitute a quorum of such series for the election of Series A Directors by such series. At any such meeting or adjournment thereof: (A) (i) the absence of a quorum of the holders of the Series A Voting Preferred Stock shall not prevent the election of directors other than the Series A Directors by other stockholders of the Corporation and (ii) the absence of a quorum or quorums of such other stockholders shall not prevent the election of Series A Directors by the holders of the Series A Voting Preferred Stock, and (B) in the absence of a quorum of the holders of Series A Preferred Voting Stock, holders of a majority of Series A Preferred Voting Stock present in person or by proxy shall have the power to adjourn the meeting for the election of Series A Directors which the holders of such series are entitled to elect, from time to time, without notice as to time and place other than announcement at the meeting except as otherwise provided by law, until a quorum shall be present.
     (v) Any vacancy in the office of a Series A Director elected by the holders of Series A Voting Preferred Stock or any newly created Series A Voting Preferred Stock directorship may be filled only by (A) with respect to a vacancy occurring between annual meetings of the Corporation, the remaining Series A Directors to serve (unless otherwise removed as provided in Section 6(c)(iii)) until such time as the holders of Series A Voting Preferred Stock, voting exclusively and as a separate series, fill such directorship pursuant to this Section 6(c) or (B) by the holders of shares of Series A Voting Preferred Stock entitled to vote thereon, voting exclusively and as a separate series, pursuant to this Section 6(c). If at any annual meeting or special meeting of the holders of shares of Series A Voting Preferred Stock called for the purposes of electing Series A Directors, as the case may be, the holders of shares of Series A Voting Preferred Stock fail to elect a sufficient number of Series A Directors to fill all directorships for which they are entitled to elect Series A Directors, voting exclusively and as a separate series, pursuant to this Section 6(c), then any directorship not so filled shall remain vacant until such time as the holders of the Series A Voting Preferred Stock elect a person to fill such directorship and no such directorship may be filled by stockholders of the Corporation other than by the holders of the Series A Voting Preferred Stock.
     (vi) The rights of the holders of the Series A Voting Preferred Stock under this Section 6(c) shall terminate on the first date following the expiration of the Earnout Period,

provided, however, that any Series A Director serving as a director at the time of the expiration of the Earnout Period shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.
7. Organic Changes.
     (a) If there is: (1) any division or subdivision (by split, distribution, reclassification, recapitalization or otherwise) or combination or consolidation (by reverse split, reclassification, recapitalization or otherwise) of the Class B Exchangeable Units, the Corporation shall cause it to be accompanied by an identical proportionate division, subdivision, consolidation or combination of the Common Stock; or (2) any division or subdivision (by split, distribution, reclassification, recapitalization or otherwise) or combination or consolidation (by reverse split, reclassification, recapitalization or otherwise) of the Common Stock, the Corporation and Crumbs shall cause it to be accompanied by an identical proportionate division, subdivision, consolidation or combination of the Class B Exchangeable Units. Furthermore any such event shall be accompanied by either (i) an identical proportionate division, subdivision, consolidation or combination of the Series A Voting Preferred Stock or (ii) an equitable proportionate adjustment of the Preferred Stock Voting Multiple, in either case to ensure such event does not adversely affect the voting power of the Series A Voting Preferred Stock or the holders’ ability to transfer or exchange such stock.
     (b) In the event of any merger, acquisition, reorganization, consolidation, or liquidation of the Corporation or any reclassification or other similar transaction as a result of which the shares of Common Stock are converted into another security involving a payment or distribution of cash, securities or other assets to the holders of Common Stock (a “Fundamental Transaction”), the Class B Exchangeable Units and the Series A Voting Preferred Stock shall remain outstanding and the exchange provisions of the Exchange and Support Agreement shall thereafter permit the exchange of Class B Exchangeable Units for the amount of such cash, securities or other assets which an Exchanging Member would have received had it made an exchange for Common Stock immediately prior to such Fundamental Transaction, regardless of whether such exchange would actually have been permitted at such time.
8.	Waiver.
     Any of the rights, powers, preferences and other terms of the Series A Preferred Voting Stock set forth herein may be waived on behalf of all holders of Series A Voting Preferred Stock by the affirmative written consent or vote of the holders of at least two thirds of the shares of Series A Voting Preferred Stock then outstanding.
9. Transfer Restrictions
     Except as otherwise provided by the Escrow Agreement, this Certificate of Designation, including without limitation Section 4(c), or by operation of law, no holder of Series A Voting Preferred Stock may transfer, and the Corporation shall not register the transfer of, any shares of Series A Voting Preferred Stock, whether by sale, assignment, gift, bequest, appointment or otherwise, unless such shares of Series A Voting Preferred Stock are transferred together with a number of Class B Exchangeable Units then exchangeable into a number of shares of Common Stock of the Corporation equal to the number of shares of Series A Preferred Stock being transferred divided by the Preferred Stock Voting Multiple then in effect.
10. No Other Rights.
     The shares of Series A Voting Preferred Stock shall not have any powers, designations, preferences or relative, participating, optional, or other special rights, nor shall there be any qualifications, limitations or restrictions or any powers, designations, preferences or rights of such shares, other than as set forth herein or in the Certificate of Incorporation, or as may be provided by law.
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     IN WITNESS WHEREOF, 57th Street General Acquisition Corp. has caused this Certificate to be duly executed in its name and on its behalf by its [_____] this __ day of [ ], 2011.

57TH STREET GENERAL ACQUISITION CORP.
By:
Name:
Title:

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